Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on August 20, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DARKIRIS INC.

黑瞳科技

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

Tel: +852 6670 1632

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 10100 Santa Monica Boulevard Suite 2200 Los Angeles, CA 90067 Telephone: +1 310 728-5129	Jing Ye, Esq. Ye & Associates, P.C. 275 5th Avenue, 2nd Floor New York, NY 10016 Tel: (929) 300-7489

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated [__], 2026

DARKIRIS INC.

黑瞳科技

Up to [__] Units, each consisting of one Class A Ordinary Share and one Warrant to purchase one Class A Ordinary Share

Up to [__] Class A Ordinary Shares included in the Units

Up to [__] Warrants to Purchase Class A Ordinary Shares

Up to [__] Class A Ordinary Shares Issuable upon Exercise of the Warrants to Purchase Class A Ordinary Shares at a Zero Exercise Price

This preliminary prospectus relates to a best-efforts public offering by DarkIris Inc. (the “Company,” “DarkIris,” “we,” “us” or “our”) of up to [__] units (the “Units”), with each Unit consisting of (i) one Class A Ordinary Share, par value $0.0016 per share (the “Class A Ordinary Shares”), and (ii) one warrant (each, a “Warrant”) to purchase one Class A Ordinary Share or otherwise receive a greater number of Class A Ordinary Shares pursuant to the zero exercise price option described below. We are offering the Units at an assumed public offering price of $[__] per Unit, based upon the closing bid price of our Class A Ordinary Share on the Nasdaq Capital Market on [__], 2026.

We are registering up to an aggregate of [__] Class A Ordinary Shares under this prospectus, consisting of (i) up to [__] Class A Ordinary Shares included in the Units and (ii) up to [__] Class A Ordinary Shares issuable upon exercise of the Warrants, assuming that all holders exercise the Warrants using the zero exercise price option.

Each Warrant will be immediately exercisable at an initial exercise price equal to [__]% of the public offering price per Unit and will expire [__] after its issuance, subject to the terms of the Warrant. The exercise price and the number of Class A Ordinary Shares issuable upon exercise of the Warrants will be subject to customary adjustments for share dividends, share splits, combinations, reclassifications and certain other corporate transactions, as further described herein.

If, at the time of exercise of a Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the Class A Ordinary Shares underlying the Warrant, the holder may elect to exercise the Warrant on a cashless basis. Upon a cashless exercise, the holder will be entitled to receive the number of Class A Ordinary Shares determined by dividing [(A-B) × X] by A, where “A” is the trading price determined in accordance with the Warrant, “B” is the applicable exercise price and “X” is the number of Class A Ordinary Shares that would be issuable upon a cash exercise of the Warrant.] Subject to customary adjustments, the maximum number of Class A Ordinary Shares issuable upon conventional cashless exercise of the Warrants is [__].

A holder may also exercise a Warrant using the zero exercise price option at any time while the Warrant is outstanding. Under the zero exercise price option, a holder will be entitled to receive [__] Class A Ordinary Shares for each Warrant exercised without paying any additional cash consideration to us. We expect holders to elect the zero exercise price option rather than exercise the Warrants for cash. The zero exercise price option permits a holder to receive more Class A Ordinary Shares without paying additional consideration than the holder would receive upon a cash exercise. Accordingly, we will likely not receive any proceeds from the exercise of the Warrants. If any Warrants are nevertheless exercised for cash, we intend to use the resulting proceeds for working capital and other general corporate purposes.

Please see “Description of Securities We Are Offering” for further information.

The Units will have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares and the accompanying Warrants may be purchased only together as Units in this offering, but the component securities will be issued separately and will be immediately separable upon issuance.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “DKI.” On [__], 2026, the last reported sale price of our Class A Ordinary Shares on the Nasdaq Capital Market was $[__] per share. Because each Unit includes both one Class A Ordinary Share and one Warrant, the public offering price per Unit is not directly comparable to the market price of one Class A Ordinary Share.

The final public offering price will be determined at the time of pricing through negotiations among us, Prime Number Capital, LLC (the “Placement Agent”) and the investors based on a number of factors, including our history and prospects, the development of our business, our business plans and the extent to which they have been implemented, an assessment of our management, conditions in the industries in which we operate, our past and present operating results, the experience of our executive officers, prevailing market conditions, and the trading price and trading volume of our Class A Ordinary Shares. The assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

There is no established public trading market for the Units or the Warrants, and we do not expect a market for these securities to develop. We do not intend to apply to list the Units or the Warrants on The Nasdaq Capital Market or any other national securities exchange or trading system. Without an active trading market, the liquidity of the Warrants will be limited.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”). Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to one hundred and fifty (150) votes. As of the date of this prospectus, Hong Zhifang, our Chief Executive Officer, director and controlling shareholder, beneficially owns approximately 20.49% of our issued and outstanding Ordinary Shares in aggregate, representing approximately 97.48% voting power of our Company in aggregate. After giving effect to the sale of all Units offered hereby and the exercise of all Warrants using the zero exercise price option, Hong Zhifang will beneficially own approximately [__]% of our issued and outstanding Ordinary Shares and approximately [__]% of their total voting power. As a result, we expect to remain a “controlled company” within the meaning of the Nasdaq Listing Rules. See “Risk Factors — Risks Relating to Our Securities and This Offering.”

As of the date of this prospectus, we had 1,667,701 Class A Ordinary Shares and 429,886 Class B Ordinary Shares issued and outstanding. If all Units offered hereby are sold and all Warrants are exercised using the zero exercise price option, we will issue up to an aggregate of [__] Class A Ordinary Shares in connection with this offering, and such shares would represent approximately [__]% of the total number of our Ordinary Shares outstanding after giving effect to this offering.

We have engaged the Placement Agent to act as our exclusive placement agent in connection with this offering. The Placement Agent has agreed to use its best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities offered hereby and is not required to arrange for the purchase or sale of any specific number or dollar amount of securities.

There is no minimum number of Units or minimum amount of proceeds required as a condition to the closing of this offering. We have not established an escrow, trust or similar arrangement for funds received from investors. Because this is a best-efforts offering with no minimum offering amount, we may sell substantially fewer than all of the Units offered hereby, which would significantly reduce the proceeds received by us. After the closing, investors will not be entitled to a refund solely because we have not sold enough Units or raised sufficient proceeds to implement the business plans. Upon the closing, the proceeds from the sale of the Units will be available for our immediate use despite uncertainty as to whether we will have raised sufficient proceeds to fund our intended uses.

We expect to conduct one closing for all securities sold in this offering. The offering will terminate upon completion of the single closing, which is expected to occur on [__], 2026, unless we terminate the offering before that date. The public offering price per Unit will be fixed for the duration of this offering.

We are a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Our principal shareholders are exempt from the reporting provisions and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

The Units offered in this prospectus, consisting of Class A Ordinary Shares and Warrants, are securities of DarkIris Inc., a Cayman Islands holding company that has no material operations of its own. We conduct our operations substantially through our subsidiaries incorporated in Hong Kong, namely Quantum Arts Co., Limited (“Quantum”) and Hongkong Stellar Wisdom Co., Limited (“Stellar”). Quantum is primarily engaged in the development, publishing and operation of mobile digital games, and Stellar is primarily engaged in video marketing on social media and video content platforms. Substantially all of our operations are located in Hong Kong, and a majority of our customers are located in Hong Kong. We also incorporated a subsidiary DarkIris Digital Technology (Xiamen) Co., Ltd. in October 2025, which focuses on new games development and has obtained business registration certificates to conduct its business operations in mainland China.

Hong Kong is a Special Administrative Region of the PRC and currently maintains a legal and regulatory system separate from that of mainland China. The common law, rules of equity, ordinances, subordinate legislation and customary law previously in force in Hong Kong have been maintained, and Hong Kong continues to use the English common-law system. Hong Kong has historically exercised a high degree of autonomy over its domestic affairs, including its currencies, immigration and customs operations, public finance and judicial system.

The PRC government has initiated a series of regulatory actions and made public statements relating to the regulation of certain business operations in China, including actions relating to illegal activities in the securities markets, overseas listings by China-based issuers, cybersecurity and data security reviews, and anti-monopoly enforcement. Although we now have an operating subsidiary in mainland China, substantially all of our operations are conducted in Hong Kong, and we believe that we are not currently materially affected by these regulatory actions. However, because of uncertainty concerning the potential application and interpretation of PRC laws and regulations, we cannot assure you that the relevant PRC governmental authorities will agree with our conclusions or will not adopt new laws, regulations or interpretations that apply to our operations or this offering.

As of the date of this prospectus, we have not been materially affected by statements or regulatory actions by the PRC government indicating an intention to exercise greater oversight and control over offerings conducted overseas or foreign investment in China- or Hong Kong-based issuers. However, due to the long-arm provisions under current PRC laws and regulations, there remains regulatory uncertainty concerning the implementation, interpretation and enforcement of PRC laws. The PRC government may exercise significant oversight and discretion, and its policies, regulations, rules and enforcement practices may change rapidly and with little advance notice to us or our shareholders. In addition, PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities and inconsistently with our current policies and practices.

Because we now have a subsidiary in mainland China, we are subject to PRC laws and regulations governing our PRC operations. Compliance with such laws and regulations may be costly and could delay or impede the development of our business, result in negative publicity, increase our operating costs, require significant management time and attention, require us to obtain additional licenses, permits, approvals or certificates, or subject us to inquiries, investigations, remedies, administrative penalties, fines, criminal liabilities or orders requiring us to modify or cease certain business practices. If existing or future PRC laws and regulations are interpreted or applied to our Hong Kong operations, we may face similar compliance burdens with respect to those operations. Any such actions could materially and adversely affect our business, financial condition and results of operations and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Currently, there are no material or limitation under Hong Kong law on the conversion of Hong Kong dollars into foreign currencies or the transfer of currencies out of Hong Kong. The PRC laws and regulations on currency conversion control apply to our PRC subsidiary and could have an impact on the transfer of cash between our PRC subsidiary and DarkIris or our Hong Kong subsidiaries. In addition, if existing or future PRC laws and regulations become applicable to our Hong Kong subsidiaries, to the extent that our cash or assets are in Hong Kong or mainland China or held by a Hong Kong or PRC entity, such funds or assets may not be available to fund operations or for other uses outside Hong Kong or mainland China due to intervention by, or the imposition of restrictions and limitations by, the PRC government. If the PRC government intervenes in or restricts our subsidiaries’ ability to transfer cash within our corporate group, including for distribution to U.S. investors, our business, financial condition and results of operations could be materially and adversely affected, and our Class A Ordinary Shares could significantly decline in value or become worthless.

We are aware that, on December 28, 2021, the Cyberspace Administration of China, or the CAC, and certain other PRC governmental authorities promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. On September 24, 2024, the State Council of the PRC promulgated the Regulations on Network Data Security Management, which became effective on January 1, 2025. These regulations impose cybersecurity review and other requirements on certain critical information infrastructure operators and data processors conducting activities that affect or may affect national security. Our operating subsidiaries publish their games through third-party platforms that do not disclose the personal information of game players to us, and we do not collect or hold the personal information of game players. Neither DarkIris nor any of our subsidiaries has been notified by any PRC governmental authority that we are classified as a critical information infrastructure operator or data processor subject to cybersecurity review, and neither DarkIris nor any of our subsidiaries has been involved in any investigation initiated by the CAC or any other competent PRC governmental authority or received any inquiry, notice, warning or sanction in this respect. We believe that we are not currently required to undergo a cybersecurity review in connection with this offering.

However, we cannot rule out the possibility that the PRC government will impose licensing or pre-approval requirements on our overseas securities offerings or on our gaming industry operations in the future. In that case, we may be unable to comply with such requirements in a timely manner or at all, which could materially and adversely affect our business and impede our ability to continue operations.

We are also aware that, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and related supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations impose filing requirements on certain direct and indirect overseas securities offerings and listings by PRC domestic enterprises. We do not believe that we are subject to the CSRC filing requirements because, as of the date of this prospectus, (i) we conduct substantially all of our businesses in Hong Kong; (ii) we are headquartered in Hong Kong and all of our officers are employed by our operating subsidiaries in Hong Kong; and (iii) our operating revenue, total profit, total assets, and net assets, as documented in our audited consolidated financial statements for the most recent accounting year prior to this offering, accounted for by our mainland China subsidiary are all under 50%.

However, if our understanding to the Overseas Listing Regulations is wrong or incorrect and we fail to comply with the Overseas Listing Regulations, we will be required to correct our behaviors, face warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined an amount ranging from RMB500,000 to RMB5,000,000. Any failure to obtain the required approvals or complete the filings and other regulatory procedures in a timely manner could prevent us from offering or continuing to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

We are subject to potential trading prohibitions, restrictions and delisting risks under the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities fail to agree the PCAOB’s intervention in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. On December 29, 2022, the President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our current auditor, Enrome LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome is headquartered in Singapore, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. Uncertainties of the ability of auditors to comply with the requirements of the HFCA Act, as well as further rulemakings by U.S. regulators with respect to their work in China, could cause the market price of our Shares to fall. If the PCAOB determines that it cannot inspect the audits of our operating subsidiaries, the trading of our securities may be prohibited under the HFCA Act and, as a result, Nasdaq may delist our securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

We are a holding company incorporated under the laws of the Cayman Islands. We operate substantially all of our business through our subsidiaries in Hong Kong, Quantum and Stellar, and our subsidiary in mainland China, and may rely on dividends and other distributions paid by our subsidiaries for our cash and financing requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends or make other distributions to us.

Currently, there are no restrictions under Hong Kong law on foreign exchange, the conversion of Hong Kong dollars into foreign currencies or the transfer of currencies out of Hong Kong. There are also currently no restrictions under Hong Kong law on transfers of cash among DarkIris, Quantum and Stellar, across borders or to U.S. investors, or on distributions of earnings by our Hong Kong subsidiaries to DarkIris, or by DarkIris to U.S. investors. However, our PRC subsidiary is subject to PRC laws and regulations on foreign exchange and currency conversion, which may restrict transfers of cash between our PRC subsidiary and the rest of our corporate group. In addition, if existing or future PRC laws and regulations become applicable to our Hong Kong subsidiaries, to the extent that our cash or assets are in Hong Kong or mainland China or held by a Hong Kong or PRC entity, such funds or assets may not be available to fund operations or for other uses outside Hong Kong or mainland China due to intervention by, or the imposition of restrictions and limitations by, the PRC government. We cannot assure you that the PRC government will not intervene in or impose restrictions on our subsidiaries’ ability to transfer or distribute cash within our organization or to U.S. investors. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends or otherwise fund and conduct our business.

As of the date of this prospectus, DarkIris has not declared or paid any dividends or other distributions to its shareholders. During the periods presented in this prospectus, there were no material transfers of cash or other assets among DarkIris, Quantum and Stellar. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by DarkIris to Quantum or Stellar through capital contributions, shareholder loans, dividends or other permitted means. See “Prospectus Summary” and “Dividend Policy.”

	Per Share and Accompanying Warrant	Total (Assuming maximum offering)
Public offering price(1)
Placement agent commissions (2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)	The offering price is $[__] per Unit.

(2)	We have agreed to pay the placement agent a cash placement fee equal to 5% of the gross proceeds raised in this offering. We have also agreed to reimburse the placement agent for certain of its offering-related expenses, including reimbursement for legal fees and other out-of-pocket fees, costs and expenses in an amount up to $80,000. For more information about the compensation to be received by the placement agent, see “Plan of Distribution.”

(3)	We estimate the total expenses of this offering payable by us will be approximately $[__]. Since this is a best-efforts offering, we may not sell all or any of the Units offered pursuant to this prospectus.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Placement Agent

The date of this prospectus is         , 2026

i

About this Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Units, Class A Ordinary Shares, Warrants, and the Class A Ordinary Shares underlying the Warrants offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our Company,” “our,” the “Company” and “DarkIris” refer to DarkIris Inc., a holding company incorporated under the laws of the Cayman Islands on May 31, 2024. In addition, in this prospectus:

“AIGC” refers to our Artificial Intelligence-Generated Content business launched in 2026, which focuses on AI-driven content creation and production services;

“AETHER INTELLIGENCE” refers to Aether Intelligence Pte. Ltd., our newly established subsidiary in Singapore, which serves as DarkIris’ global R&D headquarter and central hub for AIGC innovation and operations;

“Class A Ordinary Shares” refers to the Company’s Class A ordinary shares, par value US$0.0016 per share, with 281,250,000,000 Class A Ordinary Shares authorized and 1,667,701 Class A Ordinary Shares outstanding as of the date of this prospectus;

“Class B Ordinary Shares” refers to the Company’s Class B ordinary shares, par value US$0.0016 per share, with 31,250,000,000 Class B Ordinary Shares authorized and 429,886 Class B Ordinary Shares outstanding as of the date of this prospectus;

“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau unless explicitly stated otherwise;

Depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “DarkIris” refer to DarkIris Inc.. 黑瞳科技, a Cayman Islands company that will issue the Units offered in this prospectus, consisting of Class A Ordinary Shares and Warrants;

“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

“mainland China” refers to the People’s Republic of China (excluding Hong Kong, Macau and Taiwan);

“Our games” refers to both self-developed games owned by the Group and licensed games from third parties published and operated by the Group;

“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in the PRC, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in the PRC;

“Quantum” refers to Quantum Arts Co., Limited, incorporated as a limited company in Hong Kong;

“RMB” or “Chinese Yuan” refers to the legal currency of China;

“SEC” refers to the Securities and Exchange Commission;

“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of DarkIris, consisting of Class A Ordinary Shares and Class B Ordinary Shares;

“Stellar” refers to Hongkong Stellar Wisdom Co., Limited, incorporated as a limited company in Hong Kong;

“Turing” refers to Guangzhou Turing Interactive Entertainment Technology Co., Ltd, incorporated as a limited liability company in the PRC, a wholly-owned subsidiary of Quantum and disposed of by Quantum on May 14, 2025;

“Three Kingdoms” refers to the Taoyuan Three Kingdoms (桃園三國);

“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

“Wei, Shu & Wu” refers to The Great Story of Wei, Shu and Wu (大話魏蜀吳);

“Xiqi” refers to Xiamen Xiqi Network Technology Co., Ltd, incorporated as a limited liability company in the PRC.

ii

EXCHANGE RATE INFORMATION

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s subsidiary operating in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity (deficit). Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income or loss.

For the Company, except for the shareholders’ equity, the balance sheet accounts as of March 31, 2026, September 30, 2025 and September 30, 2024 were translated at RMB6.898, RMB7.1190 and RMB7.0176 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended September 30, 2025, and 2024 were RMB7.2125, and RMB7.2043 to $1.00, respectively. The average translation rates applied to statements of operations for the six months ended March 31, 2026, and 2025 were RMB7.0061, and RMB7.2306 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

TRADEMARKS

Our logo and some of our trademarks and tradenames are used or incorporated by reference in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities, discussed under “Risk Factors,” before deciding whether to buy our securities.

Business Summary

Overview

DarkIris Inc. is a holding company incorporated as an exempted company under the laws of the Cayman Islands. We operate substantially all of our business through our subsidiaries in Hong Kong, namely Quantum and Stellar, our subsidiary in mainland China, and our subsidiary in Singapore.

We are a comprehensive technology enterprise engaged in the development, publishing and operating of mobile digital games via various third-party digital storefronts. Our activities encompass including game design, programming and graphics, as well as distribution and operation of mobile games on various platforms. We leverage on (i) the innovative, creative and technical expertise of the gaming industry communities in Hong Kong and (ii) the multicultural environment and diversified interests of mobile game players in these regions. Our goal is to create and promote a broader array of engaging, immersive, and captivating mobile game genres to cater to a global audience of gamers. Over the past seven years, we have successfully released numerous popular games. We are committed to consistently demonstrating exceptional strength and unique allure across diverse sectors of games, leading the way in pioneering advancements within the gaming industry.

Quantum is our operating subsidiary in Hong Kong dedicated to games development and publishing, which is committed to bringing unique gaming experiences to game players around the world. It has a team of game developers who are not only technically proficient, but also have keen market insights to quickly capture and respond to the diverse needs of the global game market.

Stellar is our subsidiary in Hong Kong which commenced operations in April 2025. As of the date of this prospectus, it is dedicated to video marketing on social media and video content platforms such as YouTube.

We also incorporated a subsidiary DarkIris Digital Technology (Xiamen) Co., Ltd. in October 2025, which focuses on new games development and has obtained business registration certificates to conduct its business operations in mainland China.

In April 2026, we established a new subsidiary, AETHER INTELLIGENCE PTE. LTD. (“AETHER INTELLIGENCE”), in Singapore. AETHER INTELLIGENCE will serve as DarkIris’ global research and development (R&D) headquarter and central hub for Artificial Intelligence Generated Content (“AICG”) innovation and operations.

Our core product offerings are:

●	Games Development. We develop, market and distribute our self-developed mobile games; and

●	Games Publishing and Operation. We publish and operate our self-developed mobile games and mobile games we license from other game developers.

As a recent development, we officially launched our AIGC platform to drive a dual-engine growth strategy of “core gaming business + artificial intelligence (AI) digital content”. This business line will focus on AI-driven content creation and production services, covering script and storyboard generation, virtual character and scene production, short-form videos creation and digital content production. It aims to provide efficient, low-marginal-cost solutions for film producers, content platforms, and brand clients.

For the six months ended March 31, 2026, our revenue increased by 13.9% to approximately $5.93 million from approximately $5.20 million for the six months ended March 31, 2025, and our gross profit increased by 20.9% to approximately $1.76 million from approximately $1.45 for the same period in 2025.

Corporate Information

Our principal office is 6/F Cheong Sun Tower, No.118 Wing Lok Street, Sheung Wan. Hong Kong. The telephone number of our principal office is +852 6670 1632. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our corporate website is www.darkiris.com. Information contained on our website does not constitute part of this prospectus.

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Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus.

Our Mission

Our mission is to create and promote a broader array of engaging, immersive, and captivating mobile game genres to cater to a global audience of gamers.

Our Business Strategies

We have developed a comprehensive strategy to drive innovation, expand market presence, and achieve sustainable growth. By focusing on game development, IP integration, technological advancement, and global collaboration, we aim to solidify our position in gaming and interactive entertainment through the following strategies:

●	Expansion of game portfolio

●	Development and expansion of intellectual property rights

●	Strategic investments and partnerships

●	Product line diversification.

Our Competitive Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

●	Strong production and content creative capabilities with an international perspective

●	Experienced management team in game production and publishing

●	Global reach and market expertise

●	Global infrastructure and player support

●	Key platform and payment partnerships.

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Our Challenges

Currently, we are facing the following major challenges:

●	We may not be able to consistently develop, license and launch commercially successful games, retain and grow our gameplayer base or effectively convert active gameplayers into paying gameplayers.

●	We derive a substantial portion of our revenue from a limited number of popular games and rely heavily on third-party game licensors, publishing platforms and payment processing channels. Any deterioration in these relationships could reduce our gameplayer base and revenue.

●	The mobile gaming industry is highly competitive and subject to rapidly changing player preferences, technologies and regulations in Hong Kong, mainland China and overseas markets. We may be unable to compete effectively, obtain required approvals or successfully expand internationally.

●	Our growth depends on our ability to protect intellectual property and gameplayer data, maintain reliable technology infrastructure, address cybersecurity threats and attract and retain qualified management, development and technical personnel.

●	We have incurred net losses and may require additional capital to fund our operations and growth. We may not achieve or maintain profitability or obtain additional financing on acceptable terms.

To overcome these challenges, we need adequate capital to continue investing in game development and licensing, technology and research and development, marketing and player acquisition, regulatory compliance, data security, international expansion and recruitment.

In general, the successful execution of our business strategies depends on our ability to launch and monetize popular games, retain and engage gameplayers, diversify our game portfolio and revenue sources, maintain relationships with licensors and third-party platforms, comply with applicable laws and regulations, protect our intellectual property and data, maintain reliable technology infrastructure, control costs and recruit and retain qualified personnel. See “Risk Factors” and the other information included in this prospectus for a discussion of these and other risks and uncertainties we face.

Brief Introduction to Our Products

Games publishing and operation

We engage in the publication and operation of self-developed mobile games and mobile games developed by third-parties with exclusive or non-exclusive licensing rights granted to us in specific geographic regions across diverse platforms, enabling gamers to download and immerse themselves in these captivating games. Substantially majority of our revenues are from mobile games developed by third-parties.

Before launching games in different regions, we localize them through language options, region-specific character costumes and other culturally relevant features. We tailor our marketing strategies based on game type, player preferences and data obtained from third-party analytics platforms, and promote our games through social media, celebrity and influencer endorsements, live-streaming platforms, search engine optimization and outdoor advertising. We also work with major mobile application platforms, including the Apple App Store and Google Play Store, and payment providers, including Mycard, PayPal, WeChat and Alipay, to facilitate game distribution and in-game transactions. To enhance player engagement and loyalty, we organize offline events, offer benefits to long-standing players and conduct in-game promotions, including holiday-limited virtual items.

Self-developed games

The Company distributes mobile games developed by the Company to Hong Kong, Macau and Taiwan via third-party gaming platforms. We have distributed our mobile games “The Great Story of Wei, Shu, and Wu (大話魏蜀吳)” and “Three Kingdoms (桃園三國)” to two gaming platforms, namely, My1737 in Taiwan and Let’s Play Art Planet in Hong Kong on a non-exclusive basis.

For the fiscal years ended September 30, 2025 and 2024, we generated approximately 45% and 27% of our total revenue from our self-developed mobile games. For the six months ended March 31, 2026, we generated approximately 55% of our total revenue from our self-developed mobile games.

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Licensed mobile games

We also publish and operate mobile games licensed from third-party developers on an exclusive or non-exclusive basis in specified geographic markets. Under our licensing arrangements, we are generally responsible for game localization, server setup, marketing, in-game purchases and payment channels. We pay licensing and copyright fees and share in-game purchase proceeds with the relevant developers based on agreed ratios. Our licensing agreements generally have terms of two to three years. Over the years, we have been licensed to launch and operate 12 mobile games.

For the fiscal years ended September 30, 2025 and 2024, we generated approximately 55% and 73% of our total revenue from mobile games developed by third-parties. For the six months ended March 31, 2026, we generated approximately 45% of our total revenue from mobile games developed by third-parties.

In-game purchases

All of our self-developed or licensed games adopt the free-to-play model. Players looking to enrich their gaming experience have the option to acquire credits through a variety of payment gateways, exchanging them for our in-game virtual items upon purchase. These virtual items are non-physical items serve to elevate gaming experiences by empowering players to fortify their teams, accelerate progress, and personalize their in-game personas. Such in-game purchase cannot be exchanged for real currency and have no monetary value outside our respective games.

Virtual items available for purchase are classified as either Consumable Virtual Items - items that provide immediate benefits or perform in-game actions upon use (e.g., temporary power-ups or weapons); or Durable Virtual Items - items that offer long-term enhancements to a player’s character or inventory (e.g., premium outfits or permanent upgrades). The monetary value of the virtual currencies sold and converted to the in-game tokens is shared between the Company and the game developer, if the game is licensed, which is pre-determined in the individual revenue sharing arrangements. The Company’s pre-determined percentage share of such sales varies by contracts and is generally between [40% and 85%] of the total collected by us. The Company collects the payments made by the game players via the third-party distribution platforms, such as Apple App Store and Google Play Store, and remits the agreed sharing (net of tax and surcharges) by the Company to the game developer according to the applicable revenue sharing arrangement.

For the years ended September 30, 2025 and 2024, we recorded revenue of approximately $10.0 million and $7.9 million, respectively, representing 100% of our total revenue from in-game purchase. For the six month ended March 31, 2026, we recorded revenue of approximately $5.9 million, representing 100% of our total revenue from in-game purchase.

Recent Development of Our AIGC Business

In 2026, we launched a full-scale AIGC “gaming + film and television” ecosystem as an additional strategic growth engine complementing our core gaming business. Our AIGC business focuses on AI-assisted content creation and production, including script and storyboard generation, virtual character and scene production, short-form video creation and other digital content production. On April 24, 2026, we acquired a portfolio of 10 completed film and television intellectual property titles and completed a private placement from which we received net proceeds of approximately $3.8 million, which we intend to use to fund the development of our AIGC platform and for other general corporate purposes.

On May 29, 2026, we commercially launched our AIGC video platform, available globally at video.aideptus.com. The platform integrates ByteDance’s Seedance 2.0 model and supports text-to-video and image-to-video generation for applications such as short-form content, storyboarding and commercial advertising. Through our AIGC business, we intend to enhance content-production efficiency and flexibility across our gaming and film and video operations and develop reusable and scalable content-production capabilities while continuing to invest in our core gaming business.

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Property, Plants and Equipment

Our headquarter is located at 6/F Cheong Sun Tower, No.118 Wing Lok Street, Sheung Wan, Hong Kong and we maintain an office in Xiamen, China at Room 310, No. 10-1, Wanghai Road, Phase II, Software Park, Siming District, Xiamen City, Fujian Province, China. As of the date of this prospectus, we do not own any real estate, and we leased an aggregate of 500 square meters of real property. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms. For the sake of cost control, on the premise of reasonable layout of production capacity, we may terminate the lease contract in advance or not renew the contract when it expires.

As of the date of this prospectus, we own 5 software copyrights and 18 trademarks registered in China, including 12 stylized or graphic trademarks for our games.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risk described under “Risk Factors” under the heading “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025 (the “2025 Annual Report”) on file with the SEC, which is incorporated by reference into this prospectus, as well as the risk factors below, which augment the risk factors set forth in our 2025 Annual Report, together with any other information appearing or incorporated by reference in this prospectus and in any accompanying prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which our management is unaware or deems immaterial. Our business, financial condition, or results of operations could be materially and adversely affected by any of these risks. The trading price of our Class A Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Dual-Class Share Structure

●	The dual class structure of our Ordinary Shares has the effect of concentrating voting control with Mr. Hong Zhifang, our Chief Executive Officer, director and controlling shareholder, whose interests may not be aligned with those of our other shareholders.

●	We are a “controlled company” within the meaning of the Nasdaq listing rules and may rely on exemptions from certain corporate governance requirements, which could reduce the protections available to our public shareholders.

Risks Relating to Our Securities and This Offering

●	If holders of the Warrants elect to exercise the Warrants using the zero exercise price option, our shareholders will suffer substantial additional dilution, and we may not receive any proceeds from the exercise of the Warrants.

●	We are selling a substantial number of Class A Ordinary Shares in this offering, which could cause the price of our Class A Ordinary Shares to decline.

●	This is a best-efforts offering with no minimum offering amount, and we may not raise sufficient capital to fund our business plans.

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

●	This offering may cause the price of our Class A Ordinary Shares to decline and fall below the minimum bid price requirement under the Nasdaq Listing Rules, which could result in the delisting of our Class A Ordinary Shares.

●	There is no public market for the Warrants, and an active trading market for the Warrants is not expected to develop.

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

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Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-versus-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	are not required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of the IPO.

We have elected to take advantage of certain reduced reporting requirements and exemptions, including the extended transition period for the adoption of new or revised financial accounting, so long as we remain an emerging growth company. As a result, you may not have access to certain information that would otherwise be available with respect to another public company that is not an emerging growth company.

We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which the fifth anniversary of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), occurs; (ii) the last day of the fiscal year in which our total annual gross revenues equal or exceed $1.235 billion; (iii) the date on which we are deemed to be a “large accelerated filer,” which generally requires, among other things, that the market value of our Ordinary Shares held by non-affiliates equal or exceed $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in principal amount of non-convertible debt during the preceding three-year period. See “Risk Factors—Risks Relating to Our Securities and This Offering.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public Company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation Fair Disclosure aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	our principal shareholders are exempt from the reporting provisions and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is the Cayman Islands, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions. See “Risk Factors — Risks Relating to Our Securities and This Offering.”

Implications of Potential CSRC Approval Required for This Offering

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which have become effective on March 31, 2023. We believe that we are not subject to the CSRC filing requirements under the Trial Measures for this offering because, as of the date of this prospectus, (i) we conduct substantially all of our businesses in Hong Kong; (ii) we are headquartered in Hong Kong and all of our officers are employed by our operating subsidiaries in Hong Kong; (iii) most of our revenues and profits are generated by our subsidiaries in Hong Kong; and (iv) our operating revenue, total profit, total assets, and net assets, as documented in our audited consolidated financial statements for the most recent accounting year prior to this offering, accounted for by our mainland China subsidiary are all under 50%.

If our understanding of the Trial Measures is wrong or incorrect and we fail to comply with the Trial Measures, we will be required to correct our behaviors, face warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined an amount ranging from RMB500,000 to RMB5,000,000. Any failure by us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner will completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors—Risks Relating to Conducting Business in Hong Kong and Mainland China.”

Implications of HFCA Act

Our Class A Ordinary Shares could be prohibited from trading on a national securities exchange or in the over-the-counter market in the United States if the SEC determines that we are a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act, as amended (the “HFCA Act”), for two consecutive years.

Our independent registered public accounting firm, Enrome LLP, issued the audit report incorporated by reference into this prospectus. Enrome LLP is registered with the Public Company Accounting Oversight Board (the “PCAOB”) and, as such, is subject to the laws and regulations of the United States pursuant to which the PCAOB conducts regular inspections to assess registered accounting firms’ compliance with applicable professional standards. As of the date of this prospectus, the PCAOB is able to inspect Enrome LLP, and Enrome LLP is not subject to a determination issued by the PCAOB under PCAOB Rule 6100 that the PCAOB is unable to inspect or investigate the firm completely.

On December 16, 2021, the PCAOB determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by authorities in those jurisdictions. On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, establishing a framework for the PCAOB to conduct inspections and investigations of registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB determined that it had secured complete access to inspect and investigate such firms and vacated its December 16, 2021 determinations.

The PCAOB may issue a new determination in the future if authorities in the PRC obstruct or otherwise fail to facilitate the PCAOB’s access. If the PCAOB were to determine that it could not inspect or investigate our auditor completely, and the SEC were to identify us as a Commission-Identified Issuer for two consecutive years, the SEC would prohibit our securities from trading on a national securities exchange or in the over-the-counter market in the United States. Any such trading prohibition, or the threat of such a prohibition, could materially and adversely affect the value of our Class A Ordinary Shares. See “Risk Factors—Risks Relating to Conducting Business in Hong Kong and Mainland China.”

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THE OFFERING

Issuer	DarkIris Inc.

Securities offered by us	Up to [__] Units, based on the assumed public offering price of $[__] per Unit, with each unit consisting of one Class A Ordinary Share and one Warrant.

Public Offering Pirce Per Unit

Assumed price at $[__] per Unit (consisting of one Class A Ordinary Share and one Warrant).

The offering price per Unit in the Offering will be determined by us based on negotiations with the Placement Agent on behalf of the prospective investors in the Offering.

Warrants offered by us

Up to [____] Warrants.

The Warrants will become exercisable beginning on the Initial Exercise Date at an assumed initial exercise price of $[____]. A holder of the Warrants may also effect the zero exercise price option at any time while the Warrants are outstanding. Under the zero exercise price option, the holder of the Warrants, has the right to receive the number of Class A Ordinary Shares as set forth in the applicable Warrant, which will be more than such number of Class A Ordinary Shares that is issuable upon cash exercise or cashless exercise. The Warrants will expire on the [____] period of the Initial Exercise Date. See “Description of Securities We Are Offering — Warrants”.

Total Class A Ordinary Shares outstanding immediately prior to this offering	1,667,701 Class A Ordinary Shares

Total Class A Ordinary Shares to be outstanding immediately after this offering	[___] Class A Ordinary Shares (assuming none of the Warrants issued in this offering are exercised); or [___] Class A Ordinary Shares (assuming all Warrants issued in this offering are exercised using zero exercise price)

Listing	Our Class A Ordinary Shares are listed on Nasdaq under the symbol “DKI”.

Use of proceeds	We intend to use the proceeds from this offering for expansion of the operations team and rewards to existing team members, product development and for working capital and other general corporate purposes. See “Use of Proceeds” for more information.

Risk factors	The Class A Ordinary Share offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 9 for a discussion of factors to consider before deciding to invest in our securities.

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RISK FACTORS

You should carefully consider the risks incorporated by reference in this prospectus before making an investment decision. You should also consider the matters described below and in “Risk Factors” in “Item 3. Key Information—D. Risk factors” in our 2025 Annual Report, and all of the information included or incorporated by reference in this prospectus before deciding whether to purchase our securities. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment. The risks also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Relating to Doing Business in Hong Kong and Mainland China

The PRC government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares.

Substantially all our operations are in Hong Kong. However, due to the long-arm provisions under current PRC laws and regulations, there remains regulatory uncertainty concerning the implementation, interpretation and enforcement of PRC laws. The PRC government may exercise significant oversight and discretion, and its policies, regulations, rules and enforcement practices may change rapidly and with little advance notice to us or our shareholders. In addition, PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities and inconsistently with our current policies and practices.

Because we now have a subsidiary in mainland China, we are subject to PRC laws and regulations governing our PRC operations. Compliance with such laws and regulations may be costly and could delay or impede the development of our business, result in negative publicity, increase our operating costs, require significant management time and attention, require us to obtain additional licenses, permits, approvals or certificates, or subject us to inquiries, investigations, remedies, administrative penalties, fines, criminal liabilities or orders requiring us to modify or cease certain business practices.

Failure to obtain the required approvals or complete the filings and other regulatory procedures in a timely manner could prevent us from offering or continuing to offer our Class A Ordinary Shares, materially disrupt our business operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and certain other PRC governmental authorities promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. On September 24, 2024, the State Council of the PRC promulgated the Regulations on Network Data Security Management, which became effective on January 1, 2025. These regulations impose cybersecurity review and other requirements on certain critical information infrastructure operators and data processors conducting activities that affect or may affect national security. Our operating subsidiaries publish their games through third-party platforms that do not disclose the personal information of game players to us, and we do not collect or hold the personal information of game players. Neither DarkIris nor any of our Hong Kong subsidiaries has been notified by any PRC governmental authority that we are classified as a critical information infrastructure operator or data processor subject to cybersecurity review, and neither DarkIris nor any of our Hong Kong subsidiaries has been involved in any investigation initiated by the CAC or any other competent PRC governmental authority or received any inquiry, notice, warning or sanction in this respect. We believe that we are not currently required to undergo a cybersecurity review in connection with this offering.

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However, we cannot rule out the possibility that the PRC government will impose licensing or pre-approval requirements on our overseas securities offerings or on our gaming industry operations in the future. In that case, we may be unable to comply with such requirements in a timely manner or at all, which could materially and adversely affect our business and impede our ability to continue operations.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and related supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations impose filing requirements on certain direct and indirect overseas securities offerings and listings by PRC domestic enterprises. We do not believe that we are subject to the CSRC filing requirements because, as of the date of this prospectus, (i) we conduct substantially all of our businesses in Hong Kong; (ii) we are headquartered in Hong Kong and all of our officers are employed by our operating subsidiaries in Hong Kong; and (iii) our operating revenue, total profit, total assets, and net assets, as documented in our audited consolidated financial statements for the most recent accounting year prior to this offering, accounted for by our mainland China subsidiary are all under 50%.

However, if our understanding to the Overseas Listing Regulations is wrong or incorrect and we fail to comply with the Overseas Listing Regulations, we will be required to correct our behaviors, face warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined an amount ranging from RMB500,000 to RMB5,000,000.

In the event that (i) the PRC government expands the categories of industries or companies whose overseas securities offerings are subject to review by PRC governmental authorities, such that we are required to obtain additional permissions or approvals, or (ii) we incorrectly conclude that any required permissions or approvals are not necessary or fail to obtain or maintain any required permissions or approvals, the resulting legal consequences could prevent us from offering or continuing to offer our Class A Ordinary Shares, materially disrupt our business operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Under the HFCA Act, as amended, our Class A Ordinary Shares could be prohibited from trading on U.S. securities exchanges if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years.

The HFCA Act was signed into law on December 18, 2020, and was subsequently amended by the Consolidated Appropriations Act, 2023, to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, on December 15, 2022, the PCAOB vacated this determination after concluding that it was able to secure complete access to inspect and investigate such firms.

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The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may not enjoy the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our consolidated financial statements.

Should PRC authorities obstruct the PCAOB’s access in the future, the PCAOB may issue a new determination, and if the PCAOB is unable to inspect or investigate completely our auditor, our securities could be delisted from the stock exchange.

Enrome LLP, our current independent registered public accounting firm, is registered with the PCAOB and is subject to U.S. laws and regulations pursuant to which the PCAOB conducts regular inspections. Enrome is headquartered in Singapore and is not subject to any PCAOB determination that the PCAOB is unable to inspect or investigate the firm completely.

Uncertainties regarding the PCAOB’s continued ability to inspect auditors, as well as further regulatory developments, could cause the market price of our shares to fall. If the PCAOB determines in the future that it cannot inspect the audits of our Hong Kong subsidiaries, the trading of our securities may be prohibited under the HFCA Act and, as a result, Nasdaq may delist our securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Dual-Class Share Structure

The dual class structure of our Ordinary Shares has the effect of concentrating voting control with Mr. Hong Zhifang, our Chief Executive Officer, director and controlling shareholder, whose interests may not be aligned with those of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one (1) vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to one hundred and fifty (150) votes per one Class B Ordinary Share.

As of the date of this prospectus, Hong Zhifang, our Chief Executive Officer, director and controlling shareholder, beneficially owns 20.94% of our issued and outstanding shares, representing approximately 97.48% of the aggregate voting rights of our issued and outstanding Ordinary Shares. Assuming that all Units offered hereby are sold and no Warrants are exercised, Hong Zhifang will beneficially own approximately [__]% of our issued and outstanding Ordinary Shares and approximately [__]% of the aggregate voting rights in our Company. Assuming further that all Warrants are exercised using the zero exercise price option, Hong Zhifang will beneficially own approximately [__]% of our issued and outstanding Ordinary Shares and approximately [__]% of the aggregate voting rights in our Company.

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The interests of our controlling shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our controlling shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue.

We are a “controlled company” within the meaning of the Nasdaq Listing Rules and may rely on exemptions from certain corporate governance requirements, which could reduce the protections available to our public shareholders.

As of the date of this prospectus, Hong Zhifang, our controlling shareholder, beneficially owns more than 50% of the total voting power of our issued and outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq Listing Rules. As a controlled company, we are eligible to rely on exemptions from certain Nasdaq corporate governance requirements, including the requirements that a majority of our board of directors consist of independent directors, that the compensation of our executive officers be determined or recommended by a compensation committee composed entirely of independent directors, and that director nominees be selected or recommended by independent directors.

Although we do not currently intend to rely on the controlled company exemptions under the Nasdaq Listing Rules, we may elect to rely on one or more of them in the future. If we elect to rely on the controlled company exemptions, holders of our Class A Ordinary Shares may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. If we subsequently cease to qualify as a controlled company, we may be permitted to phase in our compliance with the applicable corporate governance requirements during a transition period.

Risks Relating to Our Securities and This Offering

We are a “foreign private issuer” within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

As an exempted company with limited liability incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements. Currently, we do not plan to rely on home country practice with respect to our corporate governance after the completion of this offering. However, if we were to rely on home country practices in the future, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, you may not have access to certain information that would otherwise be accessible for another public company that is not an emerging growth company.

If holders of the Warrants elect to exercise the Warrants using the zero exercise price option, our shareholders will suffer substantial additional dilution, and we may not receive any proceeds from the exercise of the Warrants.

The Warrants contain a zero exercise price option under which a holder may, at any time while the Warrants are outstanding, receive up to [__] Class A Ordinary Shares for each Warrant exercised without paying any additional cash consideration. Accordingly, the zero exercise price option allows a holder to receive more Class A Ordinary Shares, without additional payment, than the holder would receive upon a cash exercise or cashless exercise.

Given the economic terms of the zero exercise price option, we anticipate that holders will elect to use that option rather than exercise the Warrants on a cash or cashless basis. If all Warrants sold in this offering are exercised using the zero exercise price option, we will issue up to [__] additional Class A Ordinary Shares and will not receive any proceeds from those exercises. The issuance and potential resale of those shares will substantially dilute our existing shareholders and could materially adversely affect the market price of our Class A Ordinary Shares.

We are selling a substantial number of Class A Ordinary Shares in this offering, which could cause the price of our Class A Ordinary Shares to decline.

We are offering up to [__] Units, consisting of [__] Class A Ordinary Shares and [__] Warrants. If holders exercise all of the Warrants using the zero exercise price option, we will issue up to an additional [__] Class A Ordinary Shares. Accordingly, we may issue up to an aggregate of [__] Class A Ordinary Shares in connection with this offering.

Assuming all Units offered hereby are sold and all Warrants are exercised using the zero exercise price option, the Class A Ordinary Shares issued in connection with this offering would represent approximately [__]% of the total number of our Class A Ordinary Shares outstanding after giving effect to those issuances.

The issuance of these Class A Ordinary Shares will dilute the ownership and voting interests of our existing shareholders. The actual or anticipated issuance of these shares could also adversely affect the market price of our Class A Ordinary Shares and impair our ability to raise additional capital through future equity offerings.

This is a best-efforts offering with no minimum offering amount, and we may not raise sufficient capital to fund our business plans.

The Placement Agent has agreed to use its best efforts to arrange for the sale of the Units offered by this prospectus. The Placement Agent is not purchasing or selling any of the Units and is not required to arrange for the purchase or sale of any specific number or dollar amount of Units. There is no minimum number of Units or minimum amount of proceeds required as a condition to the closing of this offering, and we have not established an escrow, trust or similar arrangement for the funds received from investors.

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Accordingly, an investor’s purchase will not be conditioned on our selling all, or any minimum number, of the Units offered hereby or on our raising sufficient proceeds to fund the intended uses described in this prospectus. Once the closing occurs, investors will not be entitled to a refund solely because we have not sold enough Units or raised sufficient proceeds to implement our business plans.

Because the actual number of Units sold is uncertain, the amount of the placement agent fees and the net proceeds available to us cannot presently be determined and may be substantially less than the maximum amounts described in this prospectus. If we sell substantially fewer than all the Units offered hereby, we may not raise sufficient capital to fund our planned operations or intended uses of proceeds. In that event, we may be required to reduce or delay our planned expenditures or seek additional financing sooner than anticipated. Additional financing may not be available when needed, on acceptable terms or at all.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we had 1,667,701 Class A Ordinary Shares and 429,886 Class B Ordinary Shares issued and outstanding. Each Class B Ordinary Share is convertible into one Class A Ordinary Share. The Class A Ordinary Shares sold in this offering, including the Class A Ordinary Shares issuable upon exercise of the Warrants will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of Class A Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these Class A Ordinary Shares for future sale will have on the market price of our Class A Ordinary Shares. See “Plan of Distribution” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our Class A Ordinary Shares after this offering.

This offering may cause the price of our Class A Ordinary Shares to decline and fall below the minimum bid price requirement under the Nasdaq Listing Rules, which could result in the delisting of our Class A Ordinary Shares.

Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market. Continued listing of a security on the Nasdaq Capital Market is conditioned upon compliance with various continued listing standards. In particular, the requirements for the Nasdaq Capital Market impose a minimum $1.00 per share bid price requirement. To comply with this requirement, the closing bid price for our Class A Ordinary Shares must not fall below $1.00 for a 30 consecutive trading day period. If we are unable to maintain a minimum closing bid price of $1.00 per Class A Ordinary Share for the preceding 30 consecutive trading days, we will receive a deficiency letter from the staff of Nasdaq, or the Staff. The Staff may provide us with a 180-calendar day grace period to regain compliance with the bid price requirement.

Additionally, in the event of a delisting notice, we would typically have an opportunity to appeal such decision to the Nasdaq Hearing Panel or take other measures to preserve the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, but these measures and any appeal may not be successful. If our Class A Ordinary Shares are delisted by Nasdaq, our Class A Ordinary Shares may be eligible to trade on an over-the-counter quotation system, where an investor may find it more difficult to sell our Class A Ordinary Shares or obtain accurate quotations as to the market value of our Class A Ordinary Shares. We cannot ensure that our Class A Ordinary Shares, if delisted from the Nasdaq Capital Market, will be listed on any national securities exchange or quoted on an over-the counter quotation system.

On November 18, 2025, we received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC, or the Nasdaq, indicating that we were not in compliance with the minimum bid price requirement under the Nasdaq listing rules. We did not regain compliance during the initial 180-calendar-day compliance period ended May 18, 2026. Nasdaq subsequently granted us an additional 180-calendar-day period, through November 16, 2026, to regain compliance. On May 27, 2026, Nasdaq confirmed that the closing bid price of our Class A Ordinary Shares had been at least $1.00 per share for 10 consecutive business days, from May 12, 2026 through May 26, 2026. Accordingly, we regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter was closed. However, there can be no assurance that we will continue to satisfy the minimum bid price requirement or Nasdaq’s other continued listing requirements. If we fail to maintain compliance and are unable to regain compliance within any applicable cure period, our Class A Ordinary Shares could be delisted.

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In the event we are delisted from the Nasdaq Capital Market, the only established trading market for our Class A Ordinary Shares would be eliminated, and we would be forced to list our shares on the OTC Markets or another quotation medium, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our Class A Ordinary Shares. Delisting would likely also reduce the visibility, liquidity, and value of our Class A Ordinary Shares, reduce institutional investor interest in our company, and may increase the volatility of our Class A Ordinary Shares. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects.

Unless our Class A Ordinary Shares are listed on a national securities exchange, such as Nasdaq, our Class A Ordinary Shares will also likely be subject to the regulations and restrictions regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share, and that are not otherwise exempted from the definition of a penny stock under other exemptions provided for in the applicable regulations. These penny stock requirements and regulations could severely limit the liquidity of our Class A Ordinary Shares in the secondary market because fewer brokers or dealers would be likely to be willing to undertake related compliance activities to trade in our Class A Ordinary Shares. If our Class A Ordinary Shares are not listed on a national securities exchange, the rules and restrictions regarding penny stock transactions may limit an investor’s ability to sell to a third-party and our trading activity in the secondary market may be reduced.

There is no public market for the Warrants, and an active trading market for the Warrants is not expected to develop.

There is currently no established public trading market for the Warrants. We do not intend to apply to list the Warrants on the Nasdaq Capital Market or any other national securities exchange or trading system. Although the Class A Ordinary Shares and Warrants will be sold together as Units, the Units will have no stand-alone rights and their component securities will be immediately separable and issued separately.

Without an active trading market, holders may be unable to sell their Warrants or obtain an accurate market quotation for them. The liquidity and value of the Warrants will therefore be limited. In addition, the Warrants will expire [__] years after their issuance. Any Warrant not exercised before its expiration will expire without value.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

To the extent we determine that the proposed uses as described under “Use of Proceeds” are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and dealers and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the electric vehicle industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.

Cayman Islands

There may be uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States and (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby, our counsel with respect to the laws of the Cayman Islands, has advised us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, such proceedings would be expected to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or entertain original actions brought in Hong Kong against us or our directors or officers predicated upon such securities laws.

A judgment of a U.S. court predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money, other than taxes or similar charges payable to a foreign governmental taxing authority or a fine or other penalty; and (ii) final and conclusive on the merits of the claim. Such a judgment may not be enforced in Hong Kong if: (i) it was obtained by fraud; (ii) the proceedings in which the judgment was obtained were opposed to natural justice; (iii) its enforcement or recognition would be contrary to the public policy of Hong Kong; (iv) the U.S. court was not jurisdictionally competent; or (v) the judgment conflicts with a prior Hong Kong judgment.

Hong Kong has no arrangement with the United States for the reciprocal enforcement of judgments. As a result, there is uncertainty as to the enforceability in Hong Kong, whether in original actions or actions for enforcement, of judgments of U.S. courts imposing civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory of the United States.

PRC

Under the PRC Civil Procedure Law, where a legally effective judgment or ruling made by a foreign court requires recognition and enforcement by a PRC court, a party may apply directly to a competent intermediate PRC court for recognition and enforcement, or the foreign court may request recognition and enforcement by a PRC court pursuant to an applicable international treaty concluded or acceded to by the PRC or in accordance with the principle of reciprocity. Upon examining such an application or request pursuant to an applicable international treaty or in accordance with the principle of reciprocity, a PRC court may recognize a legally effective foreign judgment or ruling if it determines that such judgment or ruling does not violate the basic principles of PRC law or the sovereignty, security or public interest of the PRC. If enforcement is required, the PRC court may issue an enforcement order in accordance with the applicable provisions of the PRC Civil Procedure Law. If the PRC court determines that the foreign judgment or ruling violates any such principles or interests, the judgment or ruling will not be recognized or enforced.

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USE OF PROCEEDS

Assuming we sell all of the Units offered pursuant to this prospectus, we estimate that the net proceeds from this offering will be approximately US$[__] million, based on an assumed public offering price of US$[__] per Unit, after deducting the placement agent’s commissions and estimated offering expenses payable by us, and excluding any proceeds from the cash exercise of the Warrants. Because this is a best-efforts offering with no minimum offering amount, the actual net proceeds may be substantially less than this amount.

We intend to use the net proceeds from this offering for the operations team to fund our development programs and for working capital and other general corporate purposes.

The allocation of the net proceeds of the offering represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon completion of this offering, or the amount we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including the relative success and cost of our research and development programs, our ability to gain access to additional financing, and other factors described under “Risk Factors” in this prospectus and in our 2025 Annual Report. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our management’s judgment regarding the application of the net proceeds of this offering.

Given the economic terms of the zero exercise price option under the Warrants, we do not expect to receive any proceeds from the exercise of the Warrants. If any Warrants are exercised for cash, we intend to use the resulting proceeds for working capital and other general corporate purposes.

Pending the application of the net proceeds as described above, we will hold the net proceeds from this offering in short-term, interest-bearing, securities.

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DIVIDEND POLICY

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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CAPITALIZATION

The following unaudited pro-forma financial statements sets forth our capitalization as of March 31, 2026:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Class A Ordinary Shares by us in this offering (assuming all Warrants to purchase Class A Ordinary Shares issued in this offering are exercised using zero exercise price) at the offering price of $[__] per share, and after deducting the offering expenses payable by us, we estimated the net proceeds will be approximately $[__].

	As of March 31, 2026
		As Adjusted
	Actual	For the Offering
Long term loan	-	-

Shareholders’ equity:
Class A ordinary shares ($0.0016 par value, 28,125,000 shares authorized, 917,213 Class A ordinary shares issued as of March 31, 2026 on actual basis； [____] issued as adjusted for the offering)	1,468
Class B ordinary shares ($0.0016 par value, 3,125,000 shares authorized, 340,600 Class B ordinary shares issued as of March 31, 2026 on actual basis; [ ] issued as adjusted for the offering)	545
Additional paid-in capital	19,129,328
Accumulated deficits	(14,248,033)
Accumulated other comprehensive loss	(1,743)
Total Equity	$4,881,565	-

Total Capitalization	$4,881,565	-

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DILUTION

If you purchase Units in this offering, your ownership interest will be diluted to the extent of the difference between the assumed public offering price per Unit, with no value attributed to the Warrant included in each Unit, and our as-adjusted net tangible book value per Ordinary Share immediately after this offering. The calculations below assume that all of the Units offered hereby are sold and that none of the Warrants is exercised. Any issuance of Class A Ordinary Shares upon exercise of the Warrants would affect our net tangible book value per Ordinary Share and may result in additional dilution to our shareholders.

Our net tangible book value as of March 31, 2026 was approximately $4.9 million, or $3.88 per ordinary share. Net tangible book value per [ordinary share] is determined by dividing our total tangible assets, less total liabilities, by the number of our Ordinary Shares outstanding as of March 31, 2026.

After giving effect to the sale of all [__] Units offered hereby at an assumed public offering price of $[__] per Unit (assuming all Warrants to purchase Class A Ordinary Shares issued in this offering are exercised using zero exercise price), and after deducting the placement agent’s commissions and estimated offering expenses payable by us, our as-adjusted net tangible book value as of March 31, 2026 would have been approximately [__] million, or $[__] per Ordinary Share. This would represent an immediate [decrease/increase] in net tangible book value of $[__] per Ordinary Share to our existing shareholders and immediate [dilution/accretion] in net tangible book value of $[__] per Class A Ordinary Share to purchasers of Units in this offering.

The final public offering price will be determined through negotiation between us and [__] in the offering and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

The following table illustrates this dilution on a per ordinary share basis:

As at March 31, 2026
Per Ordinary Shares
Assumed public offering price per Class A ordinary share	$
Historical net tangible book value per Class A ordinary share as of March 31, 2026	$
Decrease to net tangible book value per Class A ordinary share attributable to investors purchasing our Class A ordinary share in this offering	$
As adjusted net tangible book value per Class A ordinary share as of March 31, 2026, after giving effect to this offering	$
Accretion per Class A ordinary share to the investors in this offering	$

A US$1.00 increase in the assumed public offering price of $[__] per Unit would increase our as-adjusted net tangible book value per Ordinary Share by approximately $[__] and [increase dilution/decrease accretion] in net tangible book value per Class A Ordinary Share to purchasers of Units in this offering by approximately $[__]. These calculations assume that none of the Warrants is exercised and the placement agent’s commissions and estimated offering expenses payable by us are deducted.

The information above is illustrative only and will be adjusted based on the actual public offering price, the actual number of Units sold and the other terms of this offering determined at the time of pricing. We may raise additional capital in the future due to market conditions, strategic considerations or other factors. To the extent we raise additional capital through the issuance of equity or convertible securities, such issuances could result in further dilution to our shareholders.

Except as otherwise noted, all information in this prospectus reflects and assumes no exercise of any warrants issued in this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and accompanying notes for the year ended September 30, 2025 included in our 2025 Annual Report, filed with the SEC on January 30, 2026, as well as our unaudited condensed consolidated financial statements for the six months ended March 31, 2026, included in our current report on Form 6-K filed with the SEC on August 13, 2026. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this Offering.

In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to one hundred and fifty (150) votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon a transfer of any Class B Ordinary Shares by a holder thereof to any person other than certain permitted transferees or a change in the beneficial owner of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into Class A Ordinary Shares on a one-for-one basis. Holders of our Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power
Name of Beneficial Owners	Number	%(1)	Number	%(1)	%(1)
Directors and Executive Officers:
Hong Zhifang(2)	-	-	429,886	20.492%	97.48%
All directors and executive officers as a group	-	-	429,886	20.49%	97.48%

5% shareholders:
Rongstar Holding Ltd(2)	-	-	340,600	16.24%	77.23%
Hong Kong Huiying Technology Network Limited(3)	142,858	6.81%	-	-	0.22%
Weijie Cold Chainlogistics Co., Ltd(4)	125,000	5.96%	-	-	0.19%
Hong Chunnan (5)	109,668	5.23%	-	-	0.17%

(1)	Applicable percentage of ownership is based on 1,667,701 Class A Ordinary Shares and 429,886 Class B Ordinary Shares outstanding as of the date of this prospectus. Each Class A Ordinary Share shall, on a poll, be entitled to one (1) vote per share, and each Class B Ordinary Share shall, on a poll, be entitled to one hundred and fifty (150) votes per share.

(2)	Represents (i) 89,286 Class B Ordinary Shares held by Hong Zhifang and (ii) 340,600 Class B Ordinary Shares held by Rongstar Holding Ltd, which Hong Zhifang is the sole shareholder and he holds the voting and dispositive power over the ordinary shares held by such entity.

(3)

Yu Defang beneficially owns in aggregate 6.81% of the outstanding Ordinary Shares of the Company and in aggregate 0.22% voting power, through his 100% ownership of Hong Kong Huiying Technology Network Limited.

(4)

Chen Zhiqiang beneficially owns in aggregate 5.96% of the outstanding Ordinary Shares of the Company and in aggregate 0.19% voting power, through his 100% ownership of Weijie Cold Chainlogistics Co., Ltd.

(5)	Hong Chunnan beneficially owns in aggregate 5.23% of the outstanding Ordinary Shares of the Company and in aggregate 0.17% voting power of the Company.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [___] Class A Ordinary Shares issued. In addition, for each Class A Ordinary Share sold in this offering, one (1) additional Class A Ordinary Shares will be issuable upon exercise of each Warrant issued in connection with each Class A Ordinary Share sold or [___] additional Class A Ordinary Shares will be issuable under each Warrant upon exercise at the zero exercise price. All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect prevailing market prices of our Class A Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the then outstanding ordinary shares of the same class, which will equal approximately [__] Class A Ordinary Shares immediately after this offering, assuming the sales of all of the Class A Ordinary Shares we are offering; and

●	the average weekly trading volume of our ordinary shares of the same class on the Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then outstanding Ordinary Shares which will equal approximately [__] Ordinary Shares assuming sale of all the units we are offering at the closing; or

●	the average weekly trading volume of our Ordinary Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales by our affiliates under Rule 144 are also subject to certain requirements relating to the manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting Company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Transhare Corporation.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Selling Restrictions

No action has been taken in any jurisdiction except the United States that would permit a public offering of our Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our Ordinary Shares in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

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DESCRIPTION OF SECURITIES WE ARE OFFERING

Units

We are offering the Units on a best-efforts basis at an assumed public offering price of $[__] per Unit. The final public offering price per Unit will be determined through negotiations between us and the Placement Agent.

Each Unit consists of one Class A Ordinary Share and one Warrant. The Units will have no stand-alone rights and will not be certificated or issued as separate securities. The Class A Ordinary Shares offered hereby may be purchased only with the accompanying Warrants as part of the Units. The Class A Ordinary Shares and Warrants comprising the Units will be issued separately and will be immediately separable upon issuance.

Class A Ordinary Shares

The following is a summary of the material terms and provisions of our Class A Ordinary Shares and the rights of any other class of securities that qualify or limit the rights of our Class A Ordinary Shares. A more complete description is contained in Exhibit 2.1 to our 2025 Annual Report, which is incorporated herein by reference, as updated by any subsequently filed amendment or report incorporated herein by reference. This summary is qualified in its entirety by reference to those documents. See “Incorporation of Certain Information by Reference.”

Voting Rights

Voting at any meeting of shareholders is conducted by poll, with votes counted according to the voting rights attached to the shares held by each shareholder. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to one hundred and fifty (150) votes. All shareholders holding shares of a particular class are also entitled to vote at a meeting of the holders of that class of shares.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast by shareholders entitled to vote and present in person or represented by proxy at a meeting. A special resolution requires the affirmative vote of at least two-thirds of the votes cast by such shareholders. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association. Holders of the shares may, among other things, divide or combine their shares by ordinary resolution.

Dividends

Holders of our Class A Ordinary Shares are entitled to receive dividends declared by our board of directors out of funds lawfully available for distribution. Our shareholders may also declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, dividends may be paid out of profits or amounts standing to the credit of our share premium account, provided that, immediately following the payment, we are able to pay our debts as they fall due in the ordinary course of business.

Transferability

Subject to our second amended and restated memorandum and articles of association, applicable law and the rules of the Nasdaq Capital Market, our Class A Ordinary Shares may be transferred by an instrument of transfer in the usual or common form, in a form prescribed by the Nasdaq Capital Market (if such shares are listed on the Nasdaq Capital Market) or in another form approved by our board of directors. The transferor will remain the registered holder of the Class A Ordinary Shares until the transferee’s name is entered in our register of members.

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Our board of directors may decline to register a transfer if the applicable registration requirements are not satisfied. With respect to Class A Ordinary Shares not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register a transfer of shares that are not fully paid or are subject to a lien in our favor. If our board of directors refuses to register a transfer, it must notify the transferor and the transferee within one month after the date on which the instrument of transfer is lodged with us.

Subject to applicable notice requirements, including any notice required by the Nasdaq Capital Market, our board of directors may suspend the registration of transfers and close our register of members upon 14 clear days’ notice, provided that the suspension or closure may not exceed 30 clear days in any year.

Variation of Class Rights

The rights attached to a class of shares may be varied with the written consent of holders of two-thirds of the issued shares of that class or by a special resolution passed at a separate meeting of the holders of that class. Unless otherwise expressly provided by the terms of issuance, the creation or issuance of additional shares ranking pari passu with an existing class will not constitute a variation of the rights of that class.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is Transhare Corporation.

Warrants

The Warrants offered hereby will be issued in the form filed as an exhibit to the registration statement of which this prospectus is a part and the following summary is not complete and is subject to and qualified in its entirety by reference to the form of Warrant. Prospective investors should carefully review the form of the Warrant for a complete description of the terms and conditions applicable to the Warrant.

Exercise Price

The assumed initial exercise price per Class A Ordinary Share purchasable upon exercise of the Warrant is $[__] per share. The final exercise price of the Warrant will be determined based on negotiations with the Placement Agent on behalf of the prospective investors in this offering. The exercise price and number of Class A Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, share combinations, reorganizations or similar events affecting our Class A Ordinary Shares. The initial exercise price of $[__] for each of the Warrants was determined at [__]% of the assumed public offering price of $[__] per Unit. The exercise price may be subject to adjustments as described in the Warrant. Such adjustments occur in the following circumstances: (i) if the Company effects any share splits, combinations, reclassifications, or share dividends, the exercise price may be adjusted proportionately; and (ii) in the event of certain corporate transactions such as mergers or reorganizations, the exercise price may be adjusted to reflect the consideration received by holders of Class A Ordinary Shares in the transaction.

Exercisability

Each Warrant is exercisable at the option of the holder at any time on or after the issuance date until [__] month of the issuance date.

Each Warrant will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full of the exercise price in immediately available funds for the number of Class A Ordinary Shares issuable upon such exercise (except in the case of a cashless exercise or zero exercise price option as discussed below).

A holder may not exercise any portion of the Warrant to the extent that the holder (together with its affiliates) would beneficially own more than [__]% (or, at the election of the holder, [__]%) of the outstanding Class A Ordinary Shares immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed [__]% of the number of outstanding Class A Ordinary Shares immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase in the beneficial ownership limitation will not take effect until [__] days following notice to us.

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Cashless Exercise and Zero Exercise Price Option

If and only if at the time of any exercise of the Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Ordinary Shares underlying the Warrants to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the number of Class A Ordinary Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where (A) = trading price determined in accordance with the Warrants; (B) = the exercise price of the Warrants; and (X) = the number of warrant shares that would be issuable upon exercise of such Warrants by means of a cash exercise rather than a cashless exercise. Subject to customary adjustments for share dividends, splits or other changes in share capital, the maximum number of Class A Ordinary Shares issuable upon cashless exercise of the Warrants is [__].

A holder of the Warrants may also effect an exercise at a zero exercise price (the “zero exercise price option”) to receive [__] Class A Ordinary Shares under each Warrant at any time while the Warrants are outstanding. The aggregate number of Class A Ordinary Shares issuable pursuant to the zero exercise price option is up to [__].

Notwithstanding the cash exercise at the initial exercise price of $[__] per Class A Ordinary Share and the cashless exercise based on the same initial exercise price, the zero exercise price option allows exercise of the Warrants for no additional consideration. In addition, the number of Class A Ordinary Shares that investors will receive under the zero exercise price option will be more than such number of Class A Ordinary Shares that is issuable upon cash exercise or cashless exercise. As a result, there is no practical or financial incentive for holders of the Warrants to exercise the Warrants via cash exercise or cashless exercise and we do not expect to receive any proceeds from the exercise of the Warrants.

Fundamental Transactions

Upon a Fundamental Transaction, a holder exercising a Warrant will be entitled to receive the same kind and amount of securities, cash or other property that the holder would have received if it had exercised the Warrant and held the underlying Class A Ordinary Shares immediately before the Fundamental Transaction. The exercise price will be appropriately adjusted to apply to such alternative consideration. If shareholders are given any choice as to the consideration to be received, holders of the Warrants will be given the same choice. We will cause any successor entity in a fundamental transaction in which we are not the survivor to assume our obligations under the Warrants and, at the holder’s option, deliver a security substantially similar to the Warrants that preserves its economic value. Additionally, at the option of holders of the Warrants, exercisable within [__] days after the fundamental transaction (or announcement date, if later), we or any successor entity shall purchase the unexercised portion of the Warrants for cash equal to its Black Scholes value (as provided in the Warrants). However, if such fundamental transaction is not within our control (including not approved by our Board), holders will only be entitled to receive the same type of consideration that is being offered to shareholders, at the Black Scholes value of the unexercised portion of the Warrants.

Transferability

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.

Trading Market

There is no established public trading market for the Warrants, and we do not intend to list the Warrants on any national securities exchange or trading system. Without a trading market, the liquidity of the Warrants will be limited. The Class A Ordinary Shares issuable upon exercise of the Warrants are currently listed on the Nasdaq Capital Market.

No Rights as a Shareholder

Except as otherwise provided in the Warrants, holders of the Warrants will not be entitled to voting rights, dividends or any other rights as shareholders of the Company before exercising their Warrants.

Waivers and Adjustments

Subject to certain exceptions, any terms of the Warrants may be amended or waived with our written consent and the written consent of the holder.

Warrant Certificate

The Warrants will be issued in certificated form.

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PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, we engaged Prime Number Capital, LLC (the “placement agent”) to act as our exclusive placement agent on a best-efforts basis in connection with this offering. The placement agent is not purchasing or selling any of the securities offered by this prospectus and is not required to arrange for the purchase or sale of any specific number or dollar amount of securities, other than to use its best efforts to arrange for the sale of such securities by us. The terms of this offering are subject to market conditions and negotiations between us, the placement agent, and prospective investors. The placement agency agreement does not give rise to any commitment by the placement agent to purchase any of our securities, and the placement agent will have no authority to bind us by virtue of the placement agency agreement. Further, the placement agent does not guarantee that it will be able to raise new capital in any prospective offering. The placement agent may engage sub-agents or selected dealers to assist with this offering.

We expect to enter into a securities purchase agreement (“Securities Purchase Agreement”) directly with each investor in connection with this offering, and we may not sell the entire amount, or any amount, of securities offered pursuant to this prospectus. The form of securities purchase agreement will be included as an exhibit to the registration statement of which this prospectus is a part, as applicable.

We will deliver the Units offered hereby to the investors upon closing and receipt of investor funds for the purchase of the Units offered pursuant to this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. We intend to complete the closing of this offering in accordance with the terms agreed between the Company and the investors.

Fees and Expenses

We have agreed to pay the placement agent a cash placement fee equal to five percent (5.0%) of the aggregate offering price of the securities sold in this offering. We have also agreed to reimburse the placement agent for certain travel, due diligence, legal and related expenses incurred in connection with this offering, up to an aggregate amount of US$80,000.

We estimate that the total commission and expenses payable by us in connection with this offering will be approximately US$[●], which includes the placement agent’s commission, reimbursement of the placement agent’s offering-related expenses, and other estimated offering expenses, including legal, accounting, printing and registration-related fees and expenses.

Right of First Refusal

For a period of six (6) months following the closing date of this offering, the placement agent shall have an irrevocable right of first refusal to act as lead book-running manager, lead placement agent or lead financial advisor, as applicable, with respect to any public or private offering of equity, equity-linked or debt securities, or any other financing or capital-raising transaction by the Company or any of its subsidiaries, subject to compliance with FINRA Rule 5110(g)(5)(B).

Lock-Up Agreements

In connection with this offering, each of the Company’s officers, directors, shareholders holding 10% or more of the Company’s outstanding shares, and certain shareholders holding less than 10% of the Company’s outstanding shares have agreed that, without the prior written consent of the Placement Agent, they will not, during the 90-day period following the closing date of this offering, directly or indirectly offer, issue, sell, contract to sell, encumber, grant any option to purchase, or otherwise dispose of any securities of the Company, subject to certain exceptions.

In addition, we have agreed, subject to certain exceptions, that for a period of 90 days following the closing of this offering, we will not, without the prior written consent of the Placement Agent, directly or indirectly offer, sell, or otherwise transfer or dispose of any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, or file or cause to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company.

Listing

Our Class A Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “DKI.” There is no established public trading market for the Warrants, and we do not intend to list the Warrants on The Nasdaq Capital Market or any other securities exchange or trading market. Without an active trading market, the liquidity of the Warrants will be limited. We are also registering the Class A Ordinary Shares issuable upon exercise of the Warrants and anticipate that such Class A Ordinary Shares will trade on The Nasdaq Capital Market.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any fees received by the placement agent might be deemed to be underwriting commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of the securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; or (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

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Other Relationships

From time to time, the placement agent may provide various advisory, investment banking and other services to us in the ordinary course of business, for which it may receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the placement agent for any services.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the placement agent may be required to make for these liabilities.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the securities or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares and Warrants offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the Class A Ordinary Shares or Warrants, whether by way of sale or subscription, in the Cayman Islands. The Class A Ordinary Shares and Warrants have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Our securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, (iii) in circumstances which constitute an offer specified in Part 1 of the Seventeenth Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) as read with the other Parts of that Schedule, or (iv) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, unless the offer of the Ordinary Shares constitutes an offer specified in Part 1 of the Seventeenth Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) as read with the other Parts of that Schedule.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC, and the securities may not be offered or sold, and will not be offered or sold, to any person for re-offering or resale directly or indirectly to any resident of the PRC, except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

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LEGAL MATTERS

Loeb & Loeb LLP is acting as counsel to our Company regarding U.S. securities law matters. The validity of the Class A Ordinary Shares offered hereby will be passed upon for us by Appleby. Ye & Associates, P.C. is acting as counsel to the placement agent with respect to certain legal matters as to United States federal securities law in connection with this offering.

EXPERTS

The consolidated financial statements as of September 30, 2025 and 2024 and for each of the years then ended included in this prospectus have been so included in reliance on the report of Enrome LLP, our principal external auditor, given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

●	our latest annual report on Form 20-F for the year ended September 30, 2025, filed with the SEC on January 30, 2026;

●	the description of our Ordinary Shares contained in Exhibit 2.1 to the 2025 Annual Report, filed with the SEC on January 30, 2026, including any amendments or reports filed for the purpose of updating such description, and any amendment or report filed for the purpose of updating such description; and

●	our current reports on Form 6-K, furnished to the SEC on November 21, 2025, January 27, 2026 (as amended on February 10, 2026), February 13, 2026, February 17, 2026, April 8, 2026, April 9, 2026, April 24, 2026, May 28, 2026, May 29, 2026, July 6, 2026, July 21, 2026, August 11, 2026 and August 13, 2026.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

DARKIRIS INC.

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

Tel: +852 6670 1632

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the Ordinary Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we have become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

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Up to [__] Units, each consisting of one Class A Ordinary Share and one Warrant to purchase one Class A Ordinary Share

Up to [__] Class A Ordinary Shares included in the Units

Up to [__] Warrants to Purchase Class A Ordinary Shares

Up to [__] Class A Ordinary Shares Issuable upon Exercise of the Warrants to Purchase Class A Ordinary Shares at a Zero Exercise Price

DARKIRIS INC.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers and Limitation of Liability.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

●	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

●	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering.

On May 31, 2024, the Company issued one ordinary share to Harneys Fiduciary (Cayman) Limited, which was transferred to Cove International Capital Ltd. On May 31, 2024, as a part of offshore reorganization, the Company issued 49,999 Ordinary Shares to below shareholders in exchange (the “Shares Exchange”) for their shares owned in Xiqi, which in turned owned Quantum and Turing. The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act. No underwriters were involved in these issuances of ordinary shares.

Name	Number of Ordinary Shares
Vertex International Capital Ltd	5,000
XideFu International Capital Ltd	3,850
Grace Fang International Holdings Ltd	3,805
NewDawn International Capital Ltd	3,720
Topbest International Capital Ltd	3,305
HouKu holdings Ltd	3,045
Reverence for Nature International Holdings Ltd	2,100
Egret Capital Holdings Ltd	2,000
First Chance Int Capital Ltd	1,900
Source Capital Holdings Inc	1,500
Storm Effect Inc	1,500
Cove International Capital Ltd	1,244
RongStar Holdings Ltd	17,030
Total	49,999

On February 27, 2025, the Company resolved a special resolution that the Company re-designated and re-classifies its authorized share capital into 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each. The currently issued 50,000 ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into such number of Class A ordinary shares of par value US$0.0001 each with 1 vote per share or such number of Class B ordinary shares of par value US$0.0001 each with 20 votes per share, in each case on a one for one basis, as follows:

Name of the Shareholders	Number and Class of Existing Shares Held	Number of Shares Held Giving Effect to Share Re-designation and Re-classification
Vertex International Capital Ltd	5,000	5,000 Class A Ordinary Shares
XideFu International Capital Ltd	3,850	3,850 Class A Ordinary Shares
Grace Fang International Holdings Ltd	3,805	3,805 Class A Ordinary Shares
NewDawn International Capital Ltd	3,720	3,720 Class A Ordinary Shares
Topbest International Capital Ltd	3,305	3,305 Class A Ordinary Shares
HouKu holdings Ltd	3,045	3,045 Class A Ordinary Shares
Reverence for Nature International Holdings Ltd	2,100	2,100 Class A Ordinary Shares
Egret Capital Holdings Ltd	2,000	2,000 Class A Ordinary Shares
First Chance Int Capital Ltd	1,900	1,900 Class A Ordinary Shares
Source Capital Holdings Inc	1,500	1,500 Class A Ordinary Shares
Storm Effect Inc	1,500	1,500 Class A Ordinary Shares
Cove International Capital Ltd	1,244	1,244 Class A Ordinary Shares
RongStar Holdings Ltd	17,030	17,030 Class B Ordinary Shares

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In June 2025, the Company issued additional 10,517,430 Class A Ordinary Shares and 5,432,570 Class B Ordinary Shares to our shareholders on a pro-rata basis, resulting in an aggregate of 10,550,400 Class A Ordinary Shares and 5,449,600 Class B Ordinary Shares issued and outstanding.

On April 7, 2026, the Company entered into share purchase agreements with 11 investors pursuant to which the Company agreed to sell an aggregate of 9,400,000 Class A Ordinary Shares and 1,428,571 Class B Ordinary Shares at $0.35 per share (the “2026 Private Placement”). The 1,428,571 Class B Ordinary Shares were purchased by Hong Zhifang, the Company’s Chief Executive Officer, Chairman of the board of directors and director. The closing of the 2026 Private Placement occurred on April 15, 2026.

On May 11, the Company effected a share consolidation of its Class A ordinary shares of par value US$0.0001 each and Class B ordinary shares of par value US$0.0001 each at a ratio of 1-for-16. As a result of the share consolidation, every 16 shares (or part thereof) will be combined into one (1) share, with fractional shares rounded up to the next whole share.

We believe that the offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits.

(a) Exhibits

See Exhibit Index of this registration statement:

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1**	Form of Underwriting Agreement
3.1	Second Amended and Restated Memorandum and Articles of Association of the Company, effective on February 27, 2025 (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
3.2**	Third Amended and Restated Memorandum and Articles of Association of the Company, effective on [__], 2026 (incorporated by reference to Exhibit [__] filed with Form 6-K of the Company with the SEC on August [__], 2026)
4.1**	Form of Warrant
5.1**	Opinion of Appleby regarding the validity of the Class A Ordinary Shares being registered
5.2**	Opinion of Loeb & Loeb LLP regarding the validity of Warrants being registered
10.1*	Form of Executive Officer Employment Agreement between the Company and its executive officers (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
10.2*	Form of Independent Director Agreement between the Company and its independent directors (incorporated by reference to Exhibit 10.3 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
10.3*	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
10.4*	DarkIris Inc. 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
10.5*

Lease agreement dated November 1, 2025 between Quantum Arts Co., Limited and Brillink Global Limited for 6/F, Cheong Sun Tower, No.118 Wing Lok Street, Sheung Wan, Hong Kong (incorporated by reference to Exhibit 10.5 of the Company’s annual report on Form 20-F filed with the SEC on January 30, 2026)

10.7*	Form of Share Purchase Agreement in respect of the Company’s Class A/Class B Ordinary Shares (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K filed with the SEC on April 8, 2026)
10.8*	Form of Short Video Drama Purchase Agreement (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 6-K filed with the SEC on April 8, 2026)
10.9**	Form of Securities Purchase Agreement
14.1*	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
21.1	List of Subsidiaries
23.1**	Consent of Enrome LLP
23.2**	Consent of Appleby (included in Exhibit 5.1)
24.1	Power of Attorney
99.1*	Charter of the Audit Committee (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
99.2*	Charter of the Compensation Committee (incorporated by reference to Exhibit 99.2 of the Company’s registration statement on Form F-1/A filed with the SEC on July 29, 2025)
99.3*	Charter of the Nominating and Corporate Governance Committee (incorporated by reference to Exhibit 99.3 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
99.7*	Clawback Policy (incorporated by reference to Exhibit 99.7 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
99.8*	Insider Trading Policy (incorporated by reference to Exhibit 99.8 of the Company’s registration statement on Form F-1 filed with the SEC on June 13, 2025)
107**	Calculation of Registration Fee

* Previously filed

** To be filed by amendment

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ITEM 9. UNDERTAKINGS.

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Hong Kong, China, on [__], 2026.

DARKIRIS INC.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Director, Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hong Zhifang, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Hong Zhifang	Chief Executive Officer and Director, Chairman of the Board of Directors, Director	[__], 2026
Hong Zhifang

/s/ Xu Jiang	Chief Financial Officer, Director	[__], 2026
Xu Jiang

/s/ Ng Chee Jiong	Independent Director	[__], 2026
Ng Chee Jiong

/s/ Law Chee Hui	Independent Director	[__], 2026
Law Chee Hui

/s/ Li Feng Lin	Independent Director	[__], 2026
Li Feng Lin

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Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of [__], has signed this registration statement in [__], on [__], 2026.

Authorized U.S. Representative [__]

By:
Name:
Title:

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